UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Global Education & Technology Group Limited

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

37951A108**

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 4 ordinary shares.

**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951A108	SCHEDULE 13G	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS Eternal Jade Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,500,000 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,500,000 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%[1]
12	TYPE OF REPORTING PERSON CO

[1]	Based on 105,218,216 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 37951A108	SCHEDULE 13G	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS Oriental Light Consulting Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,500,000 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,500,000 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%[2]
12	TYPE OF REPORTING PERSON CO

[2]	Based on 105,218,216 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 37951A108	SCHEDULE 13G	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS Yongqi Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,000,000 ordinary shares[3]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,000,000 ordinary shares[3]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000,000 ordinary shares[3]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8%[4]
12	TYPE OF REPORTING PERSON IN

[3]

Includes 22,500,000 ordinary shares held by Eternal Jade Inc., which is a British Virgin Islands company whose sole director is Mr. Yongqi Zhang, and 22,500,000 ordinary shares held by Oriental Light Consulting Limited, which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, the spouse of Mr. Yongqi Zhang. Mr. Yongqi Zhang disclaims beneficial ownership of the ordinary shares held by Oriental Light Consulting Limited. The registered address of Eternal Jade Inc. is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

[4]	Based on 105,218,216 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 37951A108	SCHEDULE 13G	Page 5 of 9 pages

1	NAMES OF REPORTING PERSONS Xiaodong Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,000,000 ordinary shares[5]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,000,000 ordinary shares[5]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000,000 ordinary shares[5]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.8%[6]
12	TYPE OF REPORTING PERSON IN

[5]

Includes 22,500,000 ordinary shares held by Oriental Light Consulting Limited, which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, and 22,500,000 ordinary shares held by Eternal Jade Inc., which is a British Virgin Islands company whose sole director is Mr. Yongqi Zhang, the spouse of Ms. Xiaodong Zhang. Ms. Xiaodong Zhang disclaims beneficial ownership of the ordinary shares held by Eternal Jade Inc. The registered address of Oriental Light Consulting Limited is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

[6]	Based on 105,218,216 outstanding ordinary shares as of December 31, 2010.

CUSIP No. 37951A108	SCHEDULE 13G	Page 6 of 9 pages

Item 1	(a)	Name of Issuer:

Global Education & Technology Group Limited (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

9F Tower D, Beijing New Logo A18 Zhongguancun South Street, Haidian District Beijing 100081, China

Item 2	(a)	Name of Person Filing:

Eternal Jade Inc. Oriental Light Consulting Limited Yongqi Zhang Xiaodong Zhang

Item 2	(b)	Address of Principal Business Office or, If None, Residence

Eternal Jade Inc.

P.O. Box 957, Offshore Incorporations Centre,

Road Town, Tortola,

British Virgin Islands

Oriental Light Consulting Limited

P.O. Box 957, Offshore Incorporations Centre,

Road Town, Tortola,

British Virgin Islands

Yongqi Zhang

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081, China

Xiaodong Zhang

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081, China

Item 2	(c)	Citizenship

Eternal Jade Inc. - British Virgin Islands Oriental Light Consulting Limited - British Virgin Islands Yongqi Zhang - People’s Republic of China Xiaodong Zhang - People’s Republic of China

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.0001

American Depository Shares, each representing four ordinary shares

CUSIP No. 37951A108	SCHEDULE 13G	Page 7 of 9 pages

Item 2	(e)	CUSIP Number:

37951A108

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.		Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.		Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.		Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.		Identification and Classification of Members of the Group

Not applicable.

Item 9.		Notice of Dissolution of Group

Not applicable.

Item 10.		Certifications

Not applicable.

CUSIP No. 37951A108	SCHEDULE 13G	Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Eternal Jade Inc.

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Sole director of Eternal Jade Inc.

Oriental Light Consulting Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Sole director of Oriental Light Consulting Limited

Yongqi Zhang

/s/ Yongqi Zhang

Xiaodong Zhang

/s/ Xiaodong Zhang

CUSIP No. 37951A108	SCHEDULE 13G	Page 9 of 9 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement